February 27, 2015

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Martin James, Senior Assistant Chief Accountant

Re:	Unilife Corporation

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed September 15, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 12, 2014

File No. 001-34540

Dear Mr. James:

This letter is being submitted in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated February 3, 2015 (the “Comment Letter”) in connection with Unilife Corporation’s (the “Company”) Form 10-K for the Fiscal Year Ended June 30, 2014, filed with the Commission on September 15, 2014 (the “Form 10-K”) and Form 10-Q for the Quarterly Period Ended September 30, 2014, filed with the Commission on November 12, 2014 (the “Form 10-Q”).

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 10-K or the Form 10-Q, as applicable. All page number references in Company’s responses are to page numbers in the Form 10-K or the Form 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 8. Financial Statements

Note 3. Summary of Significant Accounting Policies

Business Segments, page 61

1.

We note from page 8 that the majority of your customers are large, multinational businesses based in the U.S., Europe, Japan and the Middle East. Given the significant increase in international revenues for the year ended June 30, 2014, please

Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

February 27, 2015

tell us the revenues earned from external customers attributed to any individual foreign country exceeding 10% of total revenues. Discuss your conclusions that the disclosures required by FASB ASC 280-10-50-41 (a) were not required, or confirm that, as applicable, you will provide the disclosures in future filings.

We acknowledge the Staff’s comment and respectfully advise that, revenues attributed to two foreign countries exceeded 10% of total revenues (34% in Jordan and 15% in France, respectively) for the year ended June 30, 2014. We confirm that as applicable we will provide these disclosures in future filings.

Note 5. Property, Plant and Equipment page 67

2.	Refer to your response to comment 3 in your response letter to us dated February 21, 2014 and subsequent responses you made with respect to this comment in your letters dated April 4, 2014, May 16, 2014, and July 10, 2014. We note that you have approximately $54.6 million of net property, plant and equipment as of June 30, 2014 and no significant product revenues to date along with limited manufacturing operations and significant losses, conditions similar to our prior comments. Since revenues reported in fiscal year 2014 of $14.7 million were lower than projected revenues and there were no commercial product sales, please explain to us the steps you took to assess whether or not your property, plant and equipment was impaired as of June 30, 2014. Refer to FASB ASC 360-10-35 and paragraph 33 thereunder.

We acknowledge the Staff’s comment and respectfully advise that in connection with our impairment analysis for long-lived assets as of June 30, 2014, the Company prepared financial projections for the period from 2015 through 2020. These projections included a statement of operations as well as cash flow, including future capital expenditure requirements. The revenue assumptions are based on the Company’s product group leaders’ and commercial team’s knowledge of the customer pipeline as well as their industry experience. The other primary inputs to the projections include operating expenses which are also based on detailed input from the product group leaders as well as department managers in the case of selling, general and administrative expenses. The Company’s projections were reviewed by senior management and discussed with the product group leaders and the commercial development team before being finalized.

Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

February 27, 2015

Based on the projections, the Company expects to generate sufficient cash flows on an undiscounted basis over the projection period to recover the carrying value of its long-lived assets. As a result, the Company determined that long-lived assets were not impaired as of June 30, 2014. It is further noted that the principle long-lived asset is the building that serves as the Company’s corporate headquarters and primary operating facility, which has an estimated remaining useful life of 36 years. Even though FY 2014 revenue was lower than expected management believes this is principally due to delays in finalizing contracts and that future revenues will ramp up at an increased pace as originally anticipated.

Note 13. Revenue, page 77

3.	Refer to your response to comment 5 in your response letter to us dated July 10, 2014. As previously agreed, please revise future filings to provide a description of each milestone and related contingent consideration in accordance with FASB ASC 605-28- 50-2(b). Please provide us with a sample of your proposed disclosure.

We acknowledge the Staff’s comment and respectfully advise that our proposed sample disclosure based on the quarter ended December 31, 2014 is set forth below. We intend to provide similar disclosure in future filings.

During the three and six months ended December 31, 2014, the Company recognized $3.0 million and $3.2 million, respectively, in revenue related to substantive milestones that were completed during the respective periods pursuant to customer agreements. Substantive milestones completed during the periods included $1.5 million related to delivery of stimuli for human factor studies and related reports and risk assessment documents; $0.5 million related to delivery of documentation regarding product design options and manufacturing/assembly processes based on specific design input and product requirements; $0.4 million related to delivery of product requirements and risk management plan documents; $0.4 million related to delivery of a detailed project plan and failure mode and effects analysis documents; $0.2 million related to delivery of a customer workshop and related functional testing report; and $0.2 million related to delivery of a report related to a feasibility study.

During both the three and six months ended December 31, 2013, the Company recognized $2.6 million in revenue related to substantive milestones that were completed during the period pursuant to customer agreements. Such milestones included $0.8 million related to delivery of customized devices to a customer for compatibility and initial evaluation testing; $0.6 million related to delivery of customized devices for a customer verification and testing program; $0.5 million related to delivery and testing of various materials

Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

February 27, 2015

for a customer feasibility program; $0.5 million related to delivery of customized devices for a customer compatibility program; and $0.2 million related to delivery of devices for a customer feasibility program.

4.	Please show us the significant components of your deferred revenue as of September 30, 2014. Tell us what must occur before you may recognize the revenue and when you expect to recognize it.

We acknowledge the Staff’s comment and respectfully advise that the significant components of deferred revenue include $10.0 million for which revenue is expected to be recognized in approximately 18 to 24 months upon successful completion of the customer’s evaluation and stability testing activities; $2.5 million for which revenue is expected to be recognized in 18 to 24 months upon successful completion of the customer’s regulatory approval process; $2.0 million that is expected to be recognized as revenue on a straight-line basis over a 24 month period; $0.5 million that is expected to be recognized as revenue on a straight-line basis over a 6 month period and $0.4 million that is expected to be recognized as revenue on a straight-line basis over a 7 month period.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 1. Financial Information

Consolidated Balance Sheets, page 3

5.	We note that accounts receivable increased by approximately $2.8 million from the fiscal year ended June 30, 2014. We further note that revenue recorded during that period was only $1.4 million. Please explain to us the significant reasons for the increase in accounts receivable. Please also reconcile the change with the amount reported as the increase in accounts receivable of $288,000 on page 6 in your statements of cash flows.

We acknowledge the Staff’s comment and respectfully advise that the increase in accounts receivable is primarily due to $2.5 million of customer billings in September 2014 that were contractually billable during the month but for which revenue will be recognized in future periods and for which cash payments were received from the customer subsequent to September 30, 2014. Furthermore, with respect to the amount reported as the increase in accounts receivable of $0.3 million on the statement of cash flows, we note that although the accounts receivable balance increased approximately $2.8 million at September 30, 2014 as compared to June 30, 2014, $2.5 million of the increase relates to the billings described above for which revenue was not recognized and cash was not received as of September 30, 2014, therefore, we have shown the change in accounts receivable and deferred revenue on the statement of cash flows net of this amount.

Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

February 27, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 18

6.	Refer to your statement that you expect product sales to account for an increasing portion of your revenue in fiscal year 2015. Please tell us how much product revenue you recognized in the quarters ended September 30, 2014 and December 31, 2014. Explain why you believe that product sales will increase in 2015.

We acknowledge the Staff’s comment and respectfully advise that during the quarters ended September 30, 2014 and December 31, 2014, product sales accounted for $0.2 million and $0.2 million, respectively. We expect that product sales will increase in the latter part of fiscal 2015 based on discussions with customers who have indicated their intent to require more product shipments during this time frame.

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In responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and the Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Form 10-K and the Form 10-Q and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (717) 384-3400.

Sincerely,

/s/ John C. Ryan

John C. Ryan
Senior Vice President, General Counsel and Secretary

cc:	Via E-Mail

Unilife Corporation
Alan Shortall

Pepper Hamilton LLP
Steven J. Abrams, Esq.